Exhibit 99.1

Press release

Esther Häberling leaves Swisscom

Esther Häberling, Head of Group Human Resources and member of Group Management has decided to withdraw from her functions at Swisscom at the end of June. Differing views concerning the scope and function of the company's HR activities were the key factors behind this decision.

Until further notice, Ueli Dietiker, Chief Financial Officer and deputy CEO of the Swisscom Group will manage Group Human Resources. Ueli Dietiker joined Swisscom in September 2001 and has been in charge of Finance since March 2002. On the basis of previous experience including as CEO of Cablecom, Ueli Dietiker has extensive knowledge of human resource management.

Esther Häberling joined Swisscom at the start of 2002 and played a major part in the restructuring of central human resources to form today’s strategically oriented Group Human Resources management unit. The Board of Directors and Group Management thank her for her services and contribution.

Bern, 13 June 2003

Swisscom AG Group Communications Media Relations 3050 Bern	Phone Fax	+41-31-342 91 93 +41-31-342 06 70	www. swisscom.com media@swisscom.com